Exhibit 99.10

RNS Number: 1970Q
Wolseley PLC
26 September 2003

26 September 2003

Wolseley plc ("the Company")

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 6,000,000 Ordinary shares of 25p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 30 September 2003 and trading will commence on 1 October 2003

These shares are being reserved under a block listing and will be issued pursuant to the following schemes:

Schemes	Shares

Wolseley Executive Share Option Scheme 1984	100,000
Wolseley Executive Share Option Scheme 1989	1,375,000
Wolseley Employees Savings Related Share Option Scheme 1981	1,000,000
Wolseley Irish Sharesave Scheme 2000	25,000
Wolseley Employee Share Purchase Plan 2001	2,000,000
Wolseley International Stock Appreciation Plan	1,500,000

When issued these shares will rank pari passu with the existing Ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END